Exhibit 22

List of Guarantor Subsidiaries

The 2025 Notes, 2027 Notes, 2028 Notes, 2029 Notes, 2030 Notes, 2035 Notes and 2036 Notes are jointly and severally guaranteed on a full and unconditional basis by the Company (incorporated in Delaware) and the following 100% owned subsidiaries of the Company as of October 30, 2021:

Entity	Jurisdiction of Incorporation or Organization
Bath & Body Works, LLC	Delaware
Bath & Body Works Brand Management, Inc.	Delaware
Bath & Body Works Direct, Inc.	Delaware
beautyAvenues, LLC	Delaware
Beauty Specialty Holding, LLC	Delaware
L Brands Service Company, LLC	Delaware